Exhibit 99.1

ASX ANNOUNCEMENT 7 April 2026

Radiopharm Theranostics and Siemens Healthineers Sign Clinical Supply Agreement for RAD101 in the U.S.

Data from the interim analysis in Phase 2b trial of RAD101 showed significant and selective tumor uptake in brain metastases, with 90% concordance (Primary Endpoint) with MRI.

Partnership ensures sufficient supply of RAD 101 in Phase 3 registrational trial in the U.S.

Sydney, Australia. – 7 April 2026 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, and Siemens Healthineers, today announced the signing of a supply agreement in which Siemens Healthineers will radiolabel and distribute RAD101 with Fluorine-18 (18F). RAD101 is Radiopharm’s novel imaging small molecule targeting fatty acid synthase (FASN) radiolabelled with Fluorine-18 for the diagnosis of suspected recurrent brain metastases from solid tumors of different origins.

“This partnership marks a milestone for Radiopharm, as we bring RAD101 closer to improving diagnostic precision for brain metastases,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “We have made considerable progress advancing RAD101 through the clinic, and the second interim analysis showed 90% (18/20) of the patients dosed with RAD101 achieved concordance between PET imaging and MRI (the primary endpoint). The results showed significant and selective tumor uptake in the brain metastases. Images confirm metabolic activity in brain metastases compared to equivocal MRI findings. In addition, the first five patients with evaluable six-month follow-up and/or biopsy data show a positive trend for sensitivity and specificity (the secondary objectives). This partnership ensures our supply of 18F-labeled RAD101 in the U.S. for the initiation of the multi-center global Phase 3 registrational trial following our readout of topline data in the Phase 2b trial in the first half of 2026.”

The company has received U.S. Food and Drug Administration (FDA) Fast Track Designation to distinguish between recurrent disease and the treatment effect of brain metastases originating from solid tumors of different origins, including leptomeningeal disease.

Under the terms of the agreement, Siemens Healthineers will manufacture and distribute doses of 18F-labeled RAD101 to support Radiopharm’s upcoming Phase 3 registrational trial in the U.S.

“As the leader in PET imaging solutions, we are pleased to partner with Radiopharm Theranostics to provide our reliable and specialized manufacturing capabilities,” said Barry Scott, Head of Radiopharma at Siemens Healthineers. “With our large national network of radiopharmacies in the U.S., we are uniquely qualified and well-equipped to deliver RAD101 as well as other novel PET biomarkers to assist in the fight against challenging diseases such as brain metastases, a condition that more than 300,000 people are diagnosed with in the U.S. each year.”

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 7 April 2026

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics board of directors by Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Paul Hopper
Executive Chairman
P: +61 406 671 515
E: paulhopper@lifescienceportfolio.com

Media

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889